CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT

THIS CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT (the "***Agreement***") is made as of _____(the "***Effective Date***") by and among _____ _____, a Ohio corporation (the "***Company***"), and the persons and entities named on the Schedule of Purchasers attached hereto (individually, a "***Purchaser***" and collectively, the "***Purchasers***").

RECITAL

To provide the Company with additional resources to conduct its business, the Purchasers are willing to loan to the Company in one or more disbursements up to an aggregate amount of $_____, subject to the conditions specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and conditions set forth below, the Company and each Purchaser, intending to be legally bound, hereby agree as follows:

1. **AMOUNT AND TERMS OF THE LOAN**

   1.1.   The Loan. Subject to the terms of this Agreement, each Purchaser agrees to lend to the Company at the Closing (as hereinafter defined) the amount set forth opposite such Purchaser's name on the Schedule of Purchasers attached to this Agreement (each, a "***Loan Amount***") against the issuance and delivery by the Company of a convertible promissory note for such amount, in substantially the form attached hereto as **EXHIBIT A** (each, a "***Note***" and collectively, the "***Notes***").

2. **CLOSING AND DELIVERY**

   2.1.   Closing. The closing of the sale and purchase of the Notes (the "***Closing***") shall be held on the Effective Date, or at such other time as the Company and Purchasers may mutually agree (such date is hereinafter referred to as the "***Closing Date***").

   2.2.   Subsequent Sales of Notes. At any time on or before the 120th day following the Closing, the Company may sell Notes representing up to the balance of the authorized principal amount not sold at the Closing (the "***Additional Purchasers***"). All such sales made at any additional closings (each an "***Additional Closing***") shall be made on the terms and conditions set forth in this Agreement and (i)   the representations and warranties of the Company set forth in Section 3 hereof shall speak as of the Closing and the Company shall have no obligation to update any disclosure related thereto, and (ii) the representations and warranties of the Additional Purchasers in Section 4 hereof shall speak as of such Additional Closing. This Agreement, including without limitation, the

Schedule of Purchasers, may be amended by the Company without the consent of Purchasers to include any Additional Purchasers upon the execution by such Additional Purchasers of a counterpart signature page hereto. Any Notes sold pursuant to this Section 2.2 shall be deemed to be "Notes," for all purposes under this Agreement and any Additional Purchasers thereof shall be deemed to be "Purchasers" for all purposes under this Agreement.

2.3.   Delivery. At the Closing and each Additional Closing (i) each Purchaser shall deliver to the Company a check or wire transfer funds in the amount of such Purchaser's Loan Amount; and (ii) the Company shall issue and deliver to each Purchaser a Note in favor of such Purchaser payable in the principal amount of such Purchaser's Loan Amount.

3.   REPRESENTATIONS, WARRANTIES THE COMPANY

The Company hereby represents and warrants to each Purchaser as of the Closing as follows:

3.1.   Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

3.2.   Corporate Power. The Company has all requisite corporate power to execute and deliver this Agreement, to issue each Note (collectively, the "***Loan Documents***") and to carry out and perform its obligations under the terms of the Loan Documents.

3.3.   Authorization. All corporate action on the part of the Company, its directors and its stockholders necessary for the authorization of the Loan Documents and the execution, delivery and performance of all obligations of the Company under the Loan Documents, including the issuance and delivery of the Notes and the reservation of the equity securities issuable upon conversion of the Notes (collectively, the "***Conversion Securities***") has been taken or will be taken prior to the issuance of such Conversion Securities. The Loan Documents, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. The Conversion Securities, when issued in compliance with the provisions of the

2.

Loan Documents will be validly issued, fully paid and nonassessable and free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

3.4.   Governmental Consents. All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale or issuance of the Notes and the Conversion Securities issuable upon conversion of the Notes or the consummation of any other transaction contemplated hereby shall have been obtained and will be effective at such time as required by such governmental authority.

3.5.   Compliance with Laws. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition or operations of the Company.

3.6.   Compliance with Other Instruments. The Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violations that would not individually or in the aggregate have a material adverse effect on the Company. The execution, delivery and performance of the Loan Documents, and the consummation of the transactions contemplated by the Loan Documents will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. The sale of the Notes and the subsequent issuance of the Conversion Securities are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

3.7.   Offering. Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 4 hereof, the offer, issue, and sale of the Notes and the Conversion Securities (collectively, the "*Securities*") are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "*Act*"), and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable state securities laws.

3.8.   Use of Proceeds. The Company shall use the proceeds of sale and issuance of the Notes for the operations of its business, and not for any personal, family or household purpose.

4.   REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

4.1.   Purchase for Own Account. Each Purchaser represents that it is acquiring the Securities solely for its own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

4.2.   Information and Sophistication. Without lessening or obviating the representations and warranties of the Company set forth in Section 3, each Purchaser hereby: (i) acknowledges that it has received all the information it has requested from the Company and it considers necessary or appropriate for deciding whether to acquire the Securities, (ii) represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Purchaser and (iii) further represents that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of this investment.

4.3.   Ability to Bear Economic Risk. Each Purchaser acknowledges that investment in the Securities involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of its investment.

4.4.   Further Limitations on Disposition. Without in any way limiting the representations set forth above, each Purchaser further agrees not to make any disposition of all or any portion of the Securities unless and until:

(a)   There is then in effect a Registration Statement under the Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b)   The Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, such Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws, provided that no such opinion shall be required for dispositions in compliance with Rule 144, except in unusual circumstances.

357759 v3/CO

(c) Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by such Purchaser to a partner (or retired partner) or member (or retired member) of such Purchaser in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were Purchasers hereunder.

4.5.   Accredited Investor Status. Each Purchaser is an "accredited investor" as such term is defined in Rule 501 under the Act.

5.   FURTHER AGREEMENTS

5.1.   "Market Stand-Off" Agreement.   Each Purchaser agrees that such Purchaser shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock (or other securities) of the Company held by such Purchaser (other than those included in the registration) during the 180-day period following the effective date of the Company's first firm commitment underwritten public offering of its Common Stock registered under the Securities Act (or such longer period as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation), provided that all officers and directors of the Company are bound by and have entered into similar agreements. Each Purchaser agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the Purchaser's obligations under Section 5.1 or that are necessary to give further effect to this Section 5.1. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities) of the Company, each Purchaser shall provide, within 10 days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Act. The obligations described in this Section 5.1 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future.

5.2.   Further Assurances. Each Purchaser agrees and covenants that at any time and from time to time it will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Agreement and to comply with state or federal securities laws or other regulatory approvals.

6.   MISCELLANEOUS

6.1.   Binding Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.2.   Governing Law. This Agreement shall be governed by and construed under the laws of the State of Ohio as applied to agreements among Ohio residents, made and to be performed entirely within the State of Ohio, without giving effect to conflicts of laws principles.

6.3.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.4.   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5.   Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at the address on the signature page below, and to Purchaser at the addresses set forth on the Schedule of Purchasers attached hereto or at such other addresses as the Company or Purchaser may designate by 10 days advance written notice to the other parties hereto.

6.6.   Modification; Waiver.   No modification or waiver of any provision of this Agreement or consent to departure therefrom shall be effective only upon the written consent of the Company and the holders of the Notes representing a majority of the aggregate principal amount of all Notes then outstanding (the "*Requisite Holders*").   Any provision of the Notes may be amended or waived by the written consent of the Company and the Requisite Holders.

6.7.   Expenses. The Company and each Purchaser shall each bear its respective expenses and legal fees incurred with respect to this Agreement and the transactions contemplated herein**.**

6.8.   Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to each Purchaser, upon any breach or default of the Company under the Loan Documents shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by Purchaser of any breach or default under this Agreement, or any waiver by any Purchaser of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Agreement, or by law or otherwise afforded to the Purchaser, shall be cumulative and not alternative.

6.9.   Entire Agreement. This Agreement and the Exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

[signature page follows]

357759 v3/CO

IN WITNESS WHEREOF, the parties have executed this CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT as of the date first written above.

COMPANY:

By: _____

Name: __Erik Loomis_____

Title: __CEO_____

Address:
 315 Dayton Street_____
 Hamilton, OH 45011_____
_____

IN WITNESS WHEREOF, the parties have executed this CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT as of the date first written above.

PURCHASER:

_____
(Entity name, if applicable)

By:_____
Name:_____

SSN or EIN:_____

Address:

_____
_____
_____

SCHEDULE OF PURCHASERS

Name and Address	Loan Amount	Maturity Date

EXHIBIT A

FORM OF CONVERTIBLE PROMISSORY NOTE

357759 v3/CO

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

CONVERTIBLE PROMISSORY NOTE

$____________ __________ __, 20__

____

City, State

For value received by ______________________________, a Ohio corporation (the "***Company***"), promises to pay to _________________________________ or its assigns ("***Holder***") the principal sum of $______________ together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This convertible promissory note (the "***Note***") is issued as part of a series of similar convertible promissory notes (collectively, the "***Notes***") pursuant to the terms of that certain Convertible Promissory Note Purchase Agreement (as amended, the "***Agreement***") dated as of __________ __, 20__ to the persons and entities listed on the Schedule of Purchasers attached to the Agreement (collectively, the "***Holders***"). Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Loan shall be due and payable on March 1, 2026 (the "***Maturity Date***").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Equity Securities to investors (the "***Investors***") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least

11.

$1,000,000 (including the conversion of the Notes and other debt) (a "***Qualified Financing***"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors who purchase shares provided the Holder's principal sum exceeds $12,500 USD or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the election of the Requisite Holders made at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of Common Stock of the Company at a conversion price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(d) Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in lieu of the principal and interest that would otherwise be payable on the Maturity Date, the Company will pay the Holder an aggregate amount equal to 1x times the aggregate amount of principal and interest then outstanding under this Note in full satisfaction of the Company's obligations under this Note.

(e) For purposes of this Note:

(i) "***Sale of the Company***" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving

12.

entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

       (ii) "*Equity Securities*" shall mean the Company's Preferred Stock or any securities conferring the right to purchase the Company's Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Preferred Stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

4.   **Maturity.** Unless this Note has been previously converted in accordance with the terms of Sections 3(a) through (c) above or satisfied in accordance with the terms of Section 3(d) above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5.   **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Holder in enforcing and collecting this Note.

6.   **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

7.   **Default.** If there shall be any Event of Default hereunder, at the option and upon the declaration of the Requisite Holders and upon written notice to the Company(which election and notice shall not be required in the case of an Event of Default under Section 7(c) or 7(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

       (a) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

       (b) The Company shall default in its performance of any covenant under the Agreement or any Note;

(c)   The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d)   An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

8.   Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   Governing Law. This Note shall be governed by and construed under the laws of the State of Ohio, as applied to agreements among Ohio residents, made and to be performed entirely within the State of Ohio, without giving effect to conflicts of laws principles.

10.   Parity with Other Notes. The Company's repayment obligation to the Holder under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a *pro rata* basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Holder hereunder.

11.   Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Requisite Holders.

12.   Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

[signature page follows]

357759 v3/CO

The Sateri Group, LLC

By: _____

Name: Erik Loomis

Title: CEO

Note Holder: _____

Name: _____

Principal Amount of Note: _____

Date of Note: _____